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                     UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549

                      FORM 8-A/A
                   (Amendment No. 1)

   FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
       PURSUANT TO SECTION 12(b) OR 12(g) OF THE
            SECURITIES EXCHANGE ACT OF 1934

                   GLEN BURNIE BANCORP
----------------------------------------------------------
(Exact Name of Registrant as Specified in its Charter)


     MARYLAND                                     52-1782444
---------------------------------------     --------------------
(State of Incorporation or Organization)      (I.R.S. Employer
                                             Identification No.)

101 CRAIN HIGHWAY, S.E., GLEN BURNIE, MARYLAND          21061
-----------------------------------------------       ----------
(Address of Principal Executive Offices)              (Zip Code)



If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act registration file number to which this form
relates:           333-37073
                ---------------
                (If applicable)

Securities to be registered pursuant to Section 12(b) of the
Act:  NONE

Securities to be registered pursuant to Section 12(g) of the
Act:

        COMMON STOCK, PAR VALUE $1.00 PER SHARE
        ---------------------------------------
                   (Title of Class)

             COMMON STOCK PURCHASE RIGHTS
             ----------------------------
                   (Title of Class)

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NOTE: This Form 8-A/A is being filed to amend the
      Registrant's Form 8-A to reflect the reduction in the par value of the Registrant's common stock from $10.00 per share to $1.00 per share and to update certain other disclosures.

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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
          REGISTERED.
          --------------------------------------------

             DESCRIPTION OF COMMON STOCK

     The Company is authorized to issue 15,000,000 shares of Common Stock. As of September 30, 1999, there were 908,293 shares outstanding. Each share of the Common Stock has the same relative rights as, and is identical in all respects with, each other share of Common Stock. The Common Stock is not subject to redemption and is not convertible into any other class of securities. Upon payment of the full purchase price therefor, the Common Stock is fully paid and non-assessable. The Common Stock may be issued in either certificated or uncertificated form. THE COMMON STOCK OF THE COMPANY REPRESENTS NONWITHDRAWABLE CAPITAL, IS NOT AN ACCOUNT OF AN INSURABLE TYPE, AND IS NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY.

     DIVIDENDS. The Company can pay dividends if, as and when declared by its Board of Directors, subject to compliance with limitations which are imposed by law. The holders of Common Stock of the Company will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor.

     VOTING RIGHTS. The holders of Common Stock of the Company possess exclusive voting rights in the Company. Each holder of Common Stock is entitled to one vote per share. Directors are elected by a plurality of the votes cast. There is no cumulative voting in elections of directors. Under the Company's Articles of Incorporation, directors are elected to three-year terms and approximately one-third of the Board of Directors must stand for election each year. A majority of the votes cast is generally required for the approval of all other matters submitted to a vote of the stockholders except as described in " -- Certain Voting and Other Requirements."

     LIQUIDATION. In the event of any liquidation, dissolution or winding up of the Company, the holders of its Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution.

     PREEMPTIVE RIGHTS.  Holders of the Common Stock of the
Company are not entitled to preemptive rights with respect to any additional shares which may be issued by the Company.

     TRANSFER AGENT AND REGISTRAR. The Company acts as transfer agent and registrar for the Common Stock.

CERTAIN VOTING AND OTHER REQUIREMENTS

     ARTICLES OF INCORPORATION AND BYLAWS. The Company's Articles of Incorporation provide that the affirmative vote of 80% of the outstanding shares of stock of the Company entitled to vote shall be required for the approval of: (a) any amendment to the Articles of Incorporation; (b) the consolidation of the Company with one or more corporations to form a new consolidated corporation; (c) the merger of the Company with another corporation or the merger of one or more corporations into the Company; (d) the sale, lease or exchange or other transfer of all or substantially all, of the property and assets of the Company, including its goodwill; (e) the participation of the Company in a share exchange, the stock of which is to be acquired; or (f) the voluntary liquidation, dissolution or winding up of the Company. The Bylaws may only be amended by the stockholders by an affirmative vote of 80% of the votes entitled to be cast on the matter.


     By resolution of its Board of Directors, the Company has elected to become subject to Sections 3-804 and 3-805 of Subtitle 8 of Title 3 of the Maryland General Corporation Law.
Section 3-804 requires at least a two-thirds vote of the stockholders for the removal of directors, and then only for cause in accordance with Section 2-406(b)(3) of the Maryland General Corporation Law, and vests in the Board of Directors the power to fix the number of directors by resolution and to fill any vacancies on the Board of Directors for the remainder of the full term of the class of directors in which the vacancy occurred. Section 3-805 specifies that stockholders may only call a special meeting of the stockholders on the written request of the stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting. In the event of any inconsistency with the Company's Articles of Incorporation and Bylaws, the aforesaid provisions of Subtitle 8 of Title 3 of the Maryland General Corporation Law shall govern.

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     BUSINESS COMBINATIONS.  Under the Maryland General
Corporation Law, mergers, consolidations and sales of substantially all of the assets of a Maryland corporation must generally be approved by the affirmative vote of the holders of two-thirds of the outstanding shares of stock entitled to vote thereon. Maryland's Business Combination Statute, however, restricts certain transactions between a Maryland corporation (or its majority owned subsidiaries), and any person who, after the date the corporation has 100 or more beneficial owners of its stock, beneficially owns 10% or more of the corporation's outstanding voting stock, together with affiliates or associates thereof (an "Interested Stockholder"). For a period of five years following the date that a stockholder becomes an Interested Stockholder, Maryland's Business Combination Statute generally prohibits the following types of transactions between the corporation and the Interested Stockholder (unless certain conditions, described below, are met): (i) mergers, consolidations or share exchanges; (ii) sales, leases, exchanges or other dispositions other than in the ordinary course of business or pursuant to a dividend, in any twelve-month period, of assets having an aggregate book value of 10% or more of the total market value of the outstanding stock of the corporation or of its net worth; (iii) issuances or transfers by the corporation or any subsidiary thereof of any equity securities of the corporation or any subsidiary thereof having a market value of 5% or more of the total market value of the outstanding stock of the corporation; (iv) the adoption of a proposal or plan of liquidation or dissolution of the corporation in which anything other than cash will be received by the Interested Stockholder or any affiliate of any Interested Stockholder; (v) any reclassification of securities, or recapitalization of the corporation, or any merger, consolidation, or share exchange of the corporation with any of its subsidiaries which has the effect of increasing by 5% or more of the total number of shares, the proportionate amount of the outstanding shares of any class of equity securities of the corporation or any subsidiary thereof which is owned by an Interested Stockholder; and (vi) the receipt by any Interested Stockholder or any affiliate thereof of the benefit, directly or indirectly, (except proportionately as a stockholder) of any loan, advance, guarantee, pledge, or other financial assistance or any tax credit or other tax advantage provided by the corporation or any of its subsidiaries. After the five-year moratorium on business combinations has expired, a business combination must (i) be recommended by the board of directors and approved by (a) 80% of the stockholders entitled to vote, and (b) two-thirds of the disinterested stockholders, or (ii) meet the rigorous fair price requirements of the business combination statute, or (iii) qualify for one of the statutory exemptions. This restriction does not apply if before such person becomes an Interested Stockholder, the Board of Directors approves the transaction in which the Interested Stockholder becomes an Interested Stockholder or approves the business combination, or a statutory exemption applies. A Maryland corporation may exempt particular interested stockholders from the requirements of the statute by resolution adopted by its board of directors prior to the date the Interested Stockholder became an Interested Stockholder.

     CONTROL SHARE ACQUISITIONS. The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the shares entitled to be voted on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third;
(ii) one-third or more but less than a majority; or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions for shares acquired through descent or distribution, in satisfaction of a pledge or in a merger, consolidation or share exchange to which the corporation is a party. The control share acquisition statute applies to any Maryland corporation with 100 or more beneficial owners of its stock other than a close corporation or an investment company.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an "acquiring person statement"), may compel the corporation's board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

     Unless the charter or bylaws provide otherwise, if voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement within 10 days following a control share acquisition then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except

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for those which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. Moreover, unless the charter or bylaws provides otherwise, if voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to exercise or direct the exercise of a majority or more of all voting power, other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

     DESCRIPTION OF COMMON STOCK PURCHASE RIGHTS

     On February 13, 1998, the Board of Directors of Glen
Burnie Bancorp (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock to stockholders of record at the close of business on February 13, 1998. Each Right entitles the registered holder to purchase from the Company one share of Common Stock on the date of exercise, at a Purchase Price of $100, subject to adjustment. The terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Bank of Glen Burnie, as Rights Agent.

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person (other than an Exempt Person) or group of affiliates or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 10% or more of such outstanding shares of Common Stock.

     Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates,
(ii) new Common Stock certificates issued after February 13, 1998 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on February 13, 2008, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that at any time following the Rights
Dividend Declaration Date, a Person (other than an Exempt Person) becomes the beneficial owner of 10% or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which at least a majority of the Continuing Outside Directors determined to be fair to and otherwise in the best interest of the Company and its stockholders) each holder of a Right (other than Rights held by the party triggering the Rights and certain transferees which are voided) will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company, subject to certain limitations) having a value equal to two times the exercise price of the Right. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     For example, at an exercise price of $100 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $200 worth of Common Stock (or other consideration, as noted above) for $100. Assuming that the Common Stock had a per share value of $30 at such time, the holder of each valid Right would be entitled to purchase
6.67 shares of Common Stock for $100.


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     The Board may, at its option, at any time after a person
becomes an Acquiring Person, exchange all or part of the outstanding Rights (other than Rights owned by an Acquiring Person, its affiliates, associates or transferees, which will become void) for shares of Common Stock at an exchange ratio of
1.5 shares of Common Stock per Right.

     In the event that, at any time following the date that any Person becomes an Acquiring Person, (i) the Company engages in certain mergers or other business combination transactions or
(ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth below) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

     The Purchase Price payable, and the number of shares of Common Stock (or the number and kind of other securities or property, as the case may be) issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).

     No adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional shares of Common Stock and in lieu thereof an adjustment in cash will be made. For fractional shares of Common Stock, the adjustment will be based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     In general, the Company may redeem the Rights in whole, but not in part, at any time until ten days following the Stock Acquisition Date, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Outside Directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price.

     The term "Continuing Outside Directors" means (i) members of the Board of Directors who are not Acquiring Persons, or affiliates, associates or representatives of an Acquiring Person, and who are not officers of the Company or any of its subsidiaries, and were members of the Board of Directors prior to the date of the Rights Agreement or (ii) Persons who subsequently became members of the Board of Directors, who are not Acquiring Persons or the affiliates, associates or officers of the Company or any of its subsidiaries, if such Persons' nominations for election or election to the Board of Directors are recommended or approved by a majority of the Continuing Outside Directors.

     Notwithstanding the foregoing, in the event that a majority of the Board of Directors of the Company is elected by stockholder action at an annual or special meeting of stockholders then until the 180th day following the effectiveness of such election (including any postponement or adjournment thereof), the Rights shall not be redeemed if such redemption is reasonably likely to have the purpose or affect of facilitating a Transaction (defined as merger, consolidation or sale of assets or any acquisition of Common Stock which would result in a person becoming an Acquiring Person) with an Interested Person (defined as a person or group who (i) is or will become an Acquiring Person if such Transaction were to be consummated, and (ii) is, or directly or indirectly proposed, nominated or financially supported, a director of the Company in office at the time of consideration of such Transaction who was elected at an annual or special meeting of stockholders).

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

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     The Rights Agreement may be amended in certain instances
so long as there are Continuing Outside Directors and a majority of such Continuing Outside Directors votes in favor of the proposed amendment. Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, to make changes which do not adversely affect the interest of holders of Rights (excluding the interest of holders of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     Notwithstanding the foregoing, in the event that a majority of the Board of Directors of the Company is elected by stockholder action at an annual or special meeting, then until the 180th day following the effectiveness of such election (including any postponement or adjournment thereof), the Rights Agreement shall not be supplemented or amended in any manner reasonably likely to have the purpose or effect of facilitating a Transaction with an Interested Person.

     Copies of the Rights Agreement are available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

ITEM 2.   EXHIBITS.
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     The following documents are either filed or incorporated
by reference as exhibits to this registration statement as indicated:

NO.       DESCRIPTION
---       -----------

3.1       Articles of Incorporation, as amended effective
          December 27, 1999

3.2 By-Laws, as amended. Incorporated herein by reference to Exhibit 3.2 to the Registrant's Annual
          Report on Form 10-K for the fiscal year ended
          December 31, 1998.

3.3       Articles Supplementary, dated November 16, 1999, to
          Registrant's Articles of Incorporation.
          Incorporated herein by reference to Exhibit 3.3 to Registrant's Current Report on Form 8-K, filed
          December 8, 1999.

4.1       Rights Agreement, between Glen Burnie Bancorp and
          The Bank of Glen Burnie, as Rights Agent as amended and restated as of December 27, 1999.

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                       SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                          GLEN BURNIE BANCORP
                          -------------------
                            (Registrant)


Date: December 27, 1999   By: /s/ F. William Kuethe, Jr.
                              -------------------------------
                              F. William Kuethe, Jr.
                              President and Chief Executive
                                 Officer

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